SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.    )*

Encore Acquisition Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

2955W100
(CUSIP Number)

March 14, 2001
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   /  Rule 13d-1(b)
/   /  Rule 13d-1(c)
/X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,059,993 shares, which constitutes approximately 6.9% of the total number of shares outstanding. Unless otherwise stated, all ownership percentages set forth herein assume that there are 30,029,961 shares outstanding.


CUSIP No. 2955W100

1.    Name of Reporting Person:

        Natural Gas Partners V, L.P.

2.    Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) /   /

3.    SEC Use Only

4.    Citizenship or Place of Organization: Delaware

                     5.    Sole Voting Power: 2,059,993 (1)
Number of
Shares
Beneficially    6.    Shared Voting Power: -0-
Owned By
Each
Reporting        7.    Sole Dispositive Power: 2,059,993 (1)
Person
With
                     8.    Shared Dispositive Power: -0-

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

        2,059,993

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.    Percent of Class Represented by Amount in Row (9):  6.9%

12.    Type of Reporting Person: PN
------------------

(1) Power is exercised by GFW V, L.L.C., the sole the general partner of G.F.W. Energy V, L.P., the sole general partner of Natural Gas Partners V, L.P.


CUSIP No. 2955W100

1.    Name of Reporting Person:

        G.F.W. Energy V, L.P.

2.    Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) /   /

3.    SEC Use Only

4.    Citizenship or Place of Organization: Delaware

                     5.    Sole Voting Power: 2,059,993 (2)
Number of
Shares
Beneficially    6.    Shared Voting Power: -0-
Owned By
Each
Reporting        7.    Sole Dispositive Power: 2,059,993 (2)
Person
With
                     8.    Shared Dispositive Power: -0-

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

        2,059,993

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.    Percent of Class Represented by Amount in Row (9):  6.9%

12.    Type of Reporting Person: PN
------------------

(2) G.F.W. Energy V, L.P. may be deemed to have voting and dispositive power with respect to the shares owned of record by Natural Gas Partners V, L.P. by virtue of being the sole general partner of Natural Gas Partners V, L.P.  G.F.W. Energy V, L.P disclaims beneficial ownership of shares for which it is not the record owner.


CUSIP No. 2955W100

1.    Name of Reporting Person:

        GFW V, L.L.C.

2.    Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) /   /

3.    SEC Use Only

4.    Citizenship or Place of Organization: Delaware

                     5.    Sole Voting Power: 2,059,993 (3)
Number of
Shares
Beneficially    6.    Shared Voting Power: -0-
Owned By
Each
Reporting        7.    Sole Dispositive Power: 2,059,993 (3)
Person
With
                     8.    Shared Dispositive Power: -0-

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

        2,059,993

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.    Percent of Class Represented by Amount in Row (9):  6.9%

12.    Type of Reporting Person: OO
-------------

(3) GFW V, L.L.C. may be deemed to have voting and dispositive power with respect to the shares owned of record by Natural Gas Partners V, L.P. by virtue of being the sole general partner of G.F.W. Energy V, L.P, which is the sole general partner of Natural Gas Partners V, L.P.  G.F.W. V, L.L.C. disclaims beneficial ownership of shares for which it is not the record owner.


Item 1(a).    Name of Issuer.

The name of the issuer is Encore Acquisition Company (the "Issuer").

Item 1(b).    Address of Issuer's Principal Executive Offices.

The principal executive offices of the Issuer are located at 777 Main Street, Suite 1400, Fort Worth, Texas 76102.

Item 2(a).    Names of Persons Filing.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13G Statement on behalf of Natural Gas Partners V, L.P. ("NGP V"), G.F.W. Energy V, L.P. ("GFW V LP"), which is the sole general partner of NGP V and GFW V, L.L.C. ("GFW V LLC") which is the sole general partner of GFW V LP (collectively, the "Reporting Persons").  Additionally, information is included herein with respect to the following persons (the "Controlling Persons"):  Kenneth A. Hersh and David R. Albin, who are managing members of GFW V LLC. The filing of this statement shall not be construed as an admission that GFW V LP, GFW V LLC or the Controlling Persons are beneficial owners of any of the securities described in this statement. The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

Item 2(b).    Address of Principal Business Office, or if None, Residence.

The address of the principal business office of all of the Item 2 Persons, other than David R. Albin, is 125 East John Carpenter Freeway, Suite 600, Irving, Texas 75062. The address of the principal business office of David R. Albin is 100 N. Guadalupe Street, Suite 205, Santa Fe, NM 87501.

Item 2(c).      Citizenship.

Each of NGP V and GFW V LP is a Delaware limited partnership.  GFW V LLC is a Delaware limited liability company.  The Controlling Persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).    Title of Class of Securities.

This Schedule 13G Statement relates to the Common Stock of the Issuer (the "Stock").

Item 2(e).    CUSIP Number.

The CUSIP number of the Stock is 2955W100.

Item 3.    Filing Pursuant to Rules 13d-1(b) or 13d-2(b) or (c).

This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c).

Item 4.    Ownership.

(a)     Amount beneficially owned: 2,059,993(1)

Percent of class: 6.9%

Number of shares as to which each person has:

sole power to vote or to direct the vote: 2,059,993(1)

shared power to vote or to direct the vote:    None.

sole power to dispose or to direct the disposition of: 2,059,993(1)

(iv)     shared power to dispose or to direct the disposition of:    None.

Item 5.    Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

NGP V is the beneficial owner of, and has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 2,059,993 shares.

Because of its status as the sole general partner of NGP V, GFW V LP may be deemed to be the beneficial owner of, and may be deemed to have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of, the 2,059,993 shares owned of record by NGP V.

Because of its status as the sole general partner of GFW V LP, GFW V LLC may be deemed to be the beneficial owner of,  and may be deemed to have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of, the 2,059,993 shares owned of record by NGP V.

Because of their positions as managing members of GFW V LLC, the Controlling Persons may be deemed to be the beneficial owners of , and may be deemed to share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the 2,059,993 shares owned of record by NGP V.

As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that GFW V LP, GFW V LLC, Mr. Hersh or Mr. Albin is the beneficial owner of any of the securities owned of record by NGP V.

Item 8.    Identification and Classification of Members of the Group.

Not Applicable.

Item 9.    Notice of Dissolution of Group.

Not Applicable.

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:    February 12, 2002

Natural Gas Partners V, L.P. By: G.F.W. Energy V, L.P., general partner By: GFW V, L.L.C., general partner By: /s/ Kenneth A. Hersh Kenneth A. Hersh, Authorized Member
G.F.W. Energy V, L.P. By: GFW V, L.L.C., general partner By: /s/ Kenneth A. Hersh Kenneth A. Hersh, Authorized Member
GFW V, L.L.C. By: /s/ Kenneth A. Hersh Kenneth A. Hersh, Authorized Member


EXHIBIT INDEX

EXHIBIT A -   Joint Filing Agreement, dated as of February 6, 2002, by and among the Reporting Persons     (pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934).


JOINT FILING AGREEMENT

This Joint Filing Agreement (this "Agreement") is made and entered into as of February 6, 2002, by and among the undersigned parties.

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Encore Acquisition Company, a Delaware corporation, and further agree that this Agreement be included as an exhibit to such joint filing (including amendments thereto).  Each of the persons named below acknowledges that the information contained in the statement on Schedule 13G (including amendments thereto) respecting such person is complete and accurate in all material respects and that such person does not know and has no reason to believe that the information respecting any other person named below is inaccurate.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

Natural Gas Partners V, L.P. By: G.F.W. Energy V, L.P., general partner By: GFW V, L.L.C., general partner By: /s/ Kenneth A. Hersh Kenneth A. Hersh, Authorized Member
G.F.W. Energy V, L.P. By: GFW V, L.L.C., general partner By: /s/ Kenneth A. Hersh Kenneth A. Hersh, Authorized Member
GFW V, L.L.C. By: /s/ Kenneth A. Hersh Kenneth A. Hersh, Authorized Member